EXHIBIT 99.2

DIRECTORS AND EXECUTIVE OFFICERS OF SEA SYNERGY LIMITED

PERSONS CONTROLLING SEA SYNERGY LIMITED

The name, business address, present principal employment and citizenship of the sole director of Sea Synergy Limited are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Yinan Hu	27/F, Pearl River Tower No. 15 West Zhujiang Road Guangzhou, Guangdong 510623 People’s Republic of China	Chairman of Board of Directors and Chief Executive Officer of Fanhua Inc.	China

Sea Synergy is 100% held by a family trust, of which Mr. Hu is the settlor and co-beneficiary. Mr. Hu is the sole director of Sea Synergy Limited. (See above for the information on Mr. Yinan Hu.)